Exhibit 12
PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

Three Months Ended March 31, 2016
Earnings before income taxes	$2,226
Add (deduct):
Dividends from less than 50% owned affiliates	—
Fixed charges	305
Interest capitalized, net of amortization	—
Earnings available for fixed charges	$2,531
Fixed charges:
Interest incurred	$281
Portion of rent expense deemed to represent interest factor	24
Fixed charges	$305
Ratio of earnings to fixed charges	8.3

Exhibit 12
PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	For the Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings before income taxes	$9,615	$10,650	$12,542	$13,004	$12,542
Add (deduct):
Dividends from less than 50% owned affiliates	127	107	1	—	—
Fixed charges	1,232	1,284	1,216	1,115	1,042
Interest capitalized, net of amortization	(3)	1	4	2	(2)
Earnings available for fixed charges	$10,971	$12,042	$13,763	$14,121	$13,582
Fixed charges:
Interest incurred	$1,137	$1,172	$1,105	$1,009	$940
Portion of rent expense deemed to represent interest factor	95	112	111	106	102
Fixed charges	$1,232	$1,284	$1,216	$1,115	$1,042
Ratio of earnings to fixed charges	8.9	9.4	11.3	12.7	13.0